UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 17 February 2014
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
(“Gold Fields” or “the Company”)

JSE, NYSE, DIFX Share Code: GFI
ISIN Code: ZAE000018123
DEALING IN SECURITIES BY DIRECTORS

In compliance with paragraphs 3.63 to 3.74 of the Listings
Requirements of JSE Limited ("the Listings Requirements") we
hereby advise that the below-mentioned director, of Gold Fields
Limited, has purchased shares in the Company.

Details of the transactions are set out below:

Name
RP Menell
Nature of transaction
On market acquisition of Gold Fields
shares
Transaction Date 17 February 2014
Number of Shares 15000
Class of Security Ordinary shares
Price per Share
Highest Price: R44.42
Lowest price: R44.10
Average price: R44.23
Total Value R663 390
Nature of interest Direct and Beneficial
In terms of paragraph 3.66 of the Listings requirements the
necessary clearance to deal in the above securities have been obtained.

17 February 2014
Sponsor:
JP Morgan Equities South Africa (Pty) Ltd

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED
Dated: 17 February 2014
By: /s/ Nicholas J. Holland
Name: Nicholas J. Holland
Title: Chief Executive Officer